AB 311

BB 2/22




SEC MAIL
RECEIVED
PROCESSING
FEB 12 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION

07000812

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SEC FILE NUMBER

8-65754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PONDVIEW CAPITAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
124932

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 FOREST STREET
(No. and Street)

SHERBORN (CITY) MA (state) 01770 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN PERLMUTTER, Principal 1-508-650-0011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 311

OATH OR AFFIRMATION

I, Franklin Perlmutter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PondView Capital, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

Notary Public


YVONNE M. REMILLARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 15, 2013

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors and Sole Member
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

In planning and performing my audit of the financial statements of PondView Capital LLC (the Company), a wholly owned subsidiary of PondView LLC, for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harvey E Karll CPA, P.C.
Newburyport, MA
February 3, 2007

PONDVIEW CAPITAL LLC

(A WHOLLY OWNED SUBSIDIARY OF PONDVIEW LLC)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Year Ended December 31, 2006

Table of Contents



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Franklin Perlmutter
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of PondView Capital LLC, a wholly owned subsidiary of PondView LLC, as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PondView Capital LLC as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C. *Harvey Karll CPA P.C.*
January 29, 2007

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Financial Condition
December 31, 2006

Assets

Cash	$16,233
Prepaid NASD Fee	555
	$16,788

Liabilities and Member's Capital

Liabilities:	
Accrued Expenses	$ 4,501
	4,501
Member's Capital	12,287
	$16,788

(See Accountant's Report & Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Income
Year Ended December 31, 2006

Revenue	
Consulting	$60,000
Operating Expenses	
Fees & Licenses	2,724
Management Fees	28,800
Professional Fees	4,358
Total Operating Expenses	35,882
Net Income	$24,118

(See Accountant's Report & Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2006

Balance, December 31, 2005	$ 13,269
Contributions from member	5,900
Distributions to member	(31,000)
Net Income	24,118
Balance, December 31, 2006	$ 12,287

(See Accountant's Report and Accompanying Notes)

PONDVIEW CAPITAL LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 24,119	
Adjustments		
Add:		
Less:		
Prepaid NASD Fee	(555)	
Accrued Expenses	(3,300)	
Cash from Operations		20,264
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Member Distributions	(31,000)	
Member Contributions	5,900	
Financing Cash Flows		(25,100)
Cash Increase (Decrease)		(4,836)
Cash - Beginning of Year		
Cash	21,069	
Total Beginning of Year		21,069
Cash on Statement Date		$ 16,233

See Accountant's Report and Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PondView Capital LLC, a Delaware Limited Liability Company located in Sherborn, Massachusetts, is a wholly owned subsidiary of PondView LLC (the "Parent" and sole member). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2002 and began operations as a broker-dealer in May 2003. The Company advises on and negotiates mergers and acquisitions and private placements for established and emerging companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2006 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Notes to Financial Statements
December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Revenue Recognition

The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and a commission paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is finalized.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member, the Parent, for income tax reporting purposes. Under the expense sharing agreement discussed in Note 3, the Parent incurs certain expenses on behalf of the Company, including income taxes, with no apportionment back to the Company. Accordingly, no provision has been made for federal or state income taxes.

2. MEMBER'S EQUITY

During 2006, the Parent, the sole member, contributed $5,900 to the Company to fund operations.

3. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Pursuant to an expense sharing agreement, effective January 1, 2006 the Parent agreed to pay all operating expenses of the Company in connection with the offices in Sherbon including automobile, insurance, postage, telephone, rent, photocopy, miscellaneous office supplies, and the salaries of individuals employed by the Parent who at any time perform work on the Company's matters. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Amounts paid to the Parent are reported as management fees on the Statement of Income.

NOTE 4 - MAJOR CUSTOMERS

The Company received 100% of its revenue from two customers during the years ended December 31, 2006.

NOTE 5 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2006, the Company had net capital of $11,733, exceeding the minimum net capital requirement by $6,733. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of .38 to 1.

There was no material differences between the audited net capital and that filed originally by the Company as of December 31, 2006.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Schedule I

Total Members Capital	$12,288
Less: Non-Allowable Assets	555
Net Capital	11,733
Less: Capital Requirement	5,000
Excess Net Capital	$ 6,733
Aggregate Indebtedness	$ 4,501
Ratio of Aggregate Indebtedness To Net Capital	.38 to 1

(See Accountant's Report and Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2006

Schedule II

Net Capital - As reported on Part IIA Focus	$11,733
Year-end audit adjustments	---
Audited net capital, as above	$11,733

(See Accountant's Report and Accompanying Notes)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PondView Capital LLC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ______ **4550**

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___X___ **4560**

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-______ **[4335A]**	______ **[4335A2]**	______[4335B]
8-______ **[4335C]**	______ **[4335C2]**	______[4335D]
8-______ **[4335E]**	______ **[4335E2]**	______[4335F]
8-______ **[4335G]**	______ **[4335G2]**	______[4335H]
8-______ **[4335I]**	______ **[4335I2]**	______[4335I]

D. (k) (3) Exempted by order of the Commission ______ **4580**

See Accountant's Report and Accompanying Notes

END